Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110577

Prospectus Supplement No. 1
to Prospectus Dated February 13, 2004
of
Apria Healthcare Group Inc.

Relating to

$250,000,000 3-3/8% Convertible Senior Notes due September 1, 2033
and
Shares of Common Stock Issuable Upon Conversion of the Notes

     This prospectus supplement no. 1 relates to the resale by selling securityholders of Apria Healthcare Group Inc.’s 3-3/8% Convertible Senior Notes Due 2033 and the shares of Apria common stock issuable upon conversion of the notes.

     This prospectus supplement no. 1 has been prepared in order to provide information with respect to holders of the notes that may be selling securityholders under the prospectus, as amended and supplemented. This prospectus supplement no. 1 should be read and delivered in conjunction with the prospectus dated February 13, 2004.

     Information about the selling securityholders may change over time. To Apria’s knowledge, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with Apria or any of Apria’s predecessors or affiliates. Because each selling securityholder may offer all or some portion of the notes or the common stock issuable upon conversion of the notes and the number of shares of common stock into which the notes are convertible may be adjusted, no estimate can be given as to the amount of notes or the common stock issuable upon conversion of the notes that will be held by the selling securityholders upon consummation of any sales. The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their securities since the date on which they provided the information regarding their notes. Apria prepared this table based on the information supplied to Apria by the selling securityholders named in the table.

     The following table sets forth information with respect to the selling securityholders and the aggregate principal amount of notes and shares of common stock beneficially owned by the selling securityholders.

	Principal Amount of				Number of Shares of
	Notes Beneficially		Number of Shares of	Maximum Number of	Common Stock
	Owned and Offered	Percentage of Notes	Common Stock	Shares of Common	Beneficially Owned
Selling Securityholder	Hereby	Outstanding	Beneficially Owned(1)	Stock to be Sold(1)	after the Offering(2)

AM Master Fund I LP	$9,500,000	3.80%	272,509	272,509	—
Credit Suisse First Boston Europe Limited	$3,200,000	1.28%	91,792	91,792	—
Lyxor/AM Investment Fund Ltd.	$1,750,000	*	50,199	50,199	—
KD Convertible Arbitrage Master Fund CV	$1,000,000	*	28,685	28,685	—

*	Indicates ownership of less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 28.6852 shares of common stock per $1,000 principal amount at maturity of notes, rounded down to the nearest whole number of shares. However, this conversion rate may be adjusted as described in the prospectus dated February 13, 2004 under “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Assumes selling securityholder sells maximum number of shares issued upon conversion of the notes.

     Investing in Apria’s Convertible Senior Notes and Apria common stock involves risk. See the discussion entitled “Risk Factors” beginning on page 10 of the prospectus dated February 13, 2004 to read about factors to consider in connection with purchasing these securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated February 23, 2004